Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three months ended March 31, 2022 and 2021

Rogers Communications Inc.	1	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended March 31
	Note	2022	2021

Revenue	5	3,619	3,488

Operating expenses:
Operating costs	6	2,080	2,097
Depreciation and amortization		646	638
Restructuring, acquisition and other	7	96	45
Finance costs	8	258	218
Other (income) expense	9	(6)	1

Income before income tax expense		545	489
Income tax expense		153	128

Net income for the period		392	361

Earnings per share:
Basic	10	$0.78	$0.71
Diluted	10	$0.77	$0.70
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2022	2021

Net income for the period	392	361

Other comprehensive income:

Items that will not be reclassified to income:
Equity investments measured at fair value through other comprehensive income (FVTOCI):
Increase in fair value	27	308
Related income tax expense	(1)	(41)

Equity investments measured at FVTOCI	26	267

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized gain (loss) in fair value of derivative instruments	75	(19)
Reclassification to net income of loss on debt derivatives	385	144
Reclassification to net income or property, plant and equipment of loss on expenditure derivatives	8	23
Reclassification to net income for accrued interest	(3)	(6)
Related income tax expense	(46)	(15)

Cash flow hedging derivative instruments	419	127

Share of other comprehensive loss of equity-accounted investments, net of tax	(4)	(5)

Other comprehensive income for the period	441	389

Comprehensive income for the period	833	750

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at March 31	As at December 31
	Note	2022	2021

Assets
Current assets:
Cash and cash equivalents		809	715
Restricted cash and cash equivalents	11	13,131	—
Accounts receivable	12	3,565	3,847
Inventories		540	535
Current portion of contract assets		112	115
Other current assets		606	497
Current portion of derivative instruments	11	222	120
Total current assets		18,985	5,829

Property, plant and equipment		14,790	14,666
Intangible assets		12,275	12,281
Investments	13	2,510	2,493
Derivative instruments	11	1,293	1,431
Financing receivables	12	771	854
Other long-term assets		401	385
Goodwill		4,025	4,024

Total assets		55,050	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	14	2,695	2,200
Accounts payable and accrued liabilities		2,782	3,416
Income tax payable		186	115
Other current liabilities		303	607
Contract liabilities		406	394
Current portion of long-term debt	15	1,225	1,551
Current portion of lease liabilities	16	346	336
Total current liabilities		7,943	8,619

Provisions		51	50
Long-term debt	15	30,195	17,137
Lease liabilities	16	1,642	1,621
Other long-term liabilities		676	565
Deferred tax liabilities		3,430	3,439
Total liabilities		43,937	31,431

Shareholders' equity	17	11,113	10,532

Total liabilities and shareholders' equity		55,050	41,963

Subsequent event	17

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2022	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2022	71	111,153	397	393,772	8,912	993	161	(2)	10,532
Net income for the period	—	—	—	—	392	—	—	—	392

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	26	—	—	26
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	419	—	419
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(4)	(4)
Total other comprehensive income (loss)	—	—	—	—	—	26	419	(4)	441
Comprehensive income for the period	—	—	—	—	392	26	419	(4)	833

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2022	71	111,153	397	393,772	9,052	1,019	580	(6)	11,113

	Class A Voting Shares		Class B Non-Voting Shares
Three months ended March 31, 2021	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2021	71	111,154	397	393,771	7,916	999	194	(4)	9,573
Net income for the period	—	—	—	—	361	—	—	—	361

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	267	—	—	267
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	127	—	127
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(5)	(5)
Total other comprehensive income (loss)	—	—	—	—	—	267	127	(5)	389
Comprehensive income for the period	—	—	—	—	361	267	127	(5)	750

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(252)	—	—	—	(252)
Total transactions with shareholders	—	—	—	—	(252)	—	—	—	(252)

Balances, March 31, 2021	71	111,154	397	393,771	8,025	1,266	321	(9)	10,071

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	First Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended March 31
	Note	2022	2021
Operating activities:
Net income for the period		392	361
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		646	638
Program rights amortization		20	20
Finance costs	8	258	218
Income tax expense		153	128
Post-employment benefits contributions, net of expense		6	16
Other		13	26
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid		1,488	1,407
Change in net operating assets and liabilities	20	(321)	(187)
Income taxes paid		(140)	(325)
Interest paid		(214)	(216)

Cash provided by operating activities		813	679

Investing activities:
Capital expenditures		(649)	(484)
Additions to program rights		(12)	(12)
Changes in non-cash working capital related to capital expenditures and intangible assets		(172)	(116)
Acquisitions and other strategic transactions, net of cash acquired		(9)	—
Other		12	(6)

Cash used in investing activities		(830)	(618)

Financing activities:
Net proceeds received from short-term borrowings	14	503	22
Net issuance (repayment) of long-term debt	15	13,311	(1,450)
Net payments on settlement of debt derivatives and forward contracts	11	(74)	(2)
Transaction costs incurred	15	(169)	—
Principal payments of lease liabilities	16	(77)	(62)
Dividends paid		(252)	(252)

Cash provided by (used in) financing activities		13,242	(1,744)

Change in cash and cash equivalents and restricted cash and cash equivalents		13,225	(1,683)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period		715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,940	801

Cash and cash equivalents		809	801
Restricted cash and cash equivalents	11	13,131	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period		13,940	801

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	First Quarter 2022

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

During the three months ended March 31, 2022, Wireless and Cable were operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly owned subsidiaries. Media was operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. These typical fluctuations are described in note 1 to our annual audited consolidated financial statements for the year ended December 31, 2021 (2021 financial statements).

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three months ended March 31, 2022 (first quarter 2022 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our 2021 financial statements with the exception of new accounting policies that were adopted on January 1, 2022 as described in note 2. These first quarter 2022 interim financial statements were approved by RCI's Board of Directors (the Board) on April 19, 2022.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these first quarter 2022 interim financial statements include only significant transactions and changes occurring for the three months since our year-end of December 31, 2021 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These first quarter 2022 interim financial statements should be read in conjunction with the 2021 financial statements.

All dollar amounts are in Canadian dollars unless otherwise stated.

New Accounting Pronouncements Adopted in 2022
We adopted the following accounting amendments that were effective for our interim and annual consolidated financial statements commencing January 1, 2022. The adoption of these standards did not have a material impact on our financial results and are not expected to have a material impact in the future.
•Amendments to IFRS 3, Business Combinations - Updating a Reference to the Conceptual Framework, updating a reference in IFRS 3 to now refer to the Conceptual Framework.
•Amendments to IAS 16, Property, Plant and Equipment: Proceeds before intended use, prohibiting reducing the cost of property, plant and equipment by proceeds while bringing an asset to capable operations.

Rogers Communications Inc.	7	First Quarter 2022

•Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets - Onerous Contracts, specifying costs an entity should include in determining the "cost of fulfilling" a potential onerous contract.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued the following new standard and amendments to existing standards that will become effective in future years:
•IFRS 17, Insurance Contracts, a replacement of IFRS 4, Insurance Contracts, that aims to provide consistency in the application of accounting for insurance contracts (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Classification of Liabilities as Current or Non-current, clarifying the classification requirements in the standard for liabilities as current or non-current (January 1, 2023).
•Amendments to IAS 1, Presentation of Financial Statements - Disclosure of Accounting Policies, requiring entities to disclose material, instead of significant, accounting policy information (January 1, 2023).
•Amendments to IAS 8, Accounting Policies - Changes in Accounting Estimates and Errors, clarifying the definition of "accounting policies" and "accounting estimates" (January 1, 2023).
•Amendments to IAS 12, Income Taxes - Deferred Tax related to Assets and Liabilities arising from a Single Transaction, narrowing the scope for exemption when recognizing deferred taxes (January 1, 2023).

We do not expect IFRS 17, Insurance Contracts, or the amendments to existing standards to have any material impacts on our consolidated financial statements.

NOTE 3: CAPITAL RISK MANAGEMENT

Key Metrics and Ratios
We monitor adjusted net debt, debt leverage ratio, free cash flow, and available liquidity to manage our capital structure and related risks. These are not standardized financial measures under IFRS and might not be comparable to similar capital management measures disclosed by other companies. A summary of our key metrics and ratios follows, along with a reconciliation between each of these measures and the items presented in the consolidated financial statements.

Adjusted net debt and debt leverage ratio
We monitor adjusted net debt and debt leverage ratio as part of the management of liquidity to sustain future development of our business, conduct valuation-related analyses, and make decisions about capital. In so doing, we typically aim to have an adjusted net debt and debt leverage ratio that allow us to maintain investment-grade credit ratings, which allows us strong access to capital markets. Our debt leverage ratio can increase due to strategic, long-term investments (for example, to obtain new spectrum licences or to consummate an acquisition) and we work to lower the ratio over time. As at March 31, 2022 and December 31, 2021, we met our objectives for these metrics.

		As at March 31	As at December 31
(In millions of dollars)	Note	2022	2021

Current portion of long-term debt	15	1,225	1,551
Long-term debt	15	30,195	17,137
Deferred transaction costs and discounts	15	349	185
		31,769	18,873
Add (deduct):
Subordinated notes adjustment [1]		(1,469)	(1,000)
Net debt derivative assets [2]		(988)	(1,260)
Credit risk adjustment related to net debt derivative assets [3]		(18)	(18)
Short-term borrowings	14	2,695	2,200
Current portion of lease liabilities	16	346	336
Lease liabilities	16	1,642	1,621
Cash and cash equivalents		(809)	(715)
Restricted cash and cash equivalents [4]	11	(13,131)	—

Adjusted net debt		20,037	20,037

Rogers Communications Inc.	8	First Quarter 2022

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2022	2021

Adjusted net debt	20,037	20,037
Divided by: trailing 12-month adjusted EBITDA	6,035	5,887

Debt leverage ratio	3.3	3.4
1    For the purposes of calculating adjusted net debt, we believe adjusting 50% of the value of our subordinated notes is appropriate as this methodology factors in certain circumstances with respect to priority for payment and this approach is commonly used to evaluate debt leverage by rating agencies.
2    Net debt derivative assets consists of the net fair value of our debt derivatives on issued debt accounted for as hedges.
3    For accounting purposes in accordance with IFRS, we recognize the fair values of our debt derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. For purposes of calculating adjusted net debt, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.
4    For the purposes of calculating adjusted net debt, we have deducted our restricted cash and cash equivalents as these funds were raised solely to fund a portion of the cash consideration of the proposed acquisition of Shaw Communications Inc. (Shaw) (Transaction) or, if unable to be consummated, be used to redeem the applicable senior notes excluding any premium. We therefore believe including only the underlying senior notes would not represent our view of adjusted net debt prior to the consummation of the Transaction or the redemption of the senior notes.

Free cash flow
We use free cash flow to understand how much cash we generate that is available to repay debt or reinvest in our business, which is an important indicator of our financial strength and performance.

		Three months ended March 31
(In millions of dollars)	Note	2022	2021

Adjusted EBITDA	4	1,539	1,391
Deduct:
Capital expenditures [1]		649	484
Interest on borrowings, net of capitalized interest	8	235	188
Cash income taxes [2]		140	325

Free cash flow		515	394
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    Cash income taxes are net of refunds received.

		Three months ended March 31
(In millions of dollars)	Note	2022	2021

Cash provided by operating activities		813	679
Add (deduct):
Capital expenditures		(649)	(484)
Interest on borrowings, net of capitalized interest	8	(235)	(188)
Interest paid		214	216
Restructuring, acquisition and other	7	96	45
Program rights amortization		(20)	(20)
Change in net operating assets and liabilities	20	321	187
Other adjustments [1]	9	(25)	(41)

Free cash flow		515	394
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Available liquidity
Available liquidity fluctuates based on business circumstances. We continually manage, and aim to have sufficient, available liquidity at all times to help protect our ability to meet all of our commitments (operationally and for maturing debt obligations), to execute our business plan (including to acquire spectrum licences or consummate acquisitions), to mitigate the risk of economic downturns, and for other unforeseen circumstances. As at March 31, 2022 and December 31, 2021, we had sufficient liquidity available to us to meet this objective.

Rogers Communications Inc.	9	First Quarter 2022

Below is a summary of our total available liquidity from our cash and cash equivalents, bank credit facilities, letters of credit facilities, and short-term borrowings, including our receivables securitization program and our US dollar-denominated commercial paper (US CP) program.

Our restricted cash and cash equivalents (see note 11) is not included in available liquidity as the funds were raised solely to fund a portion of the cash consideration of the Transaction or, if unable to be consummated, to be used to redeem the applicable senior notes, and therefore is not available for other purposes. Our $6 billion non-revolving credit facility (Shaw term loan facility) is also not included in available liquidity as we can only draw on that facility to partially fund the Transaction. Our Canada Infrastructure Bank credit agreement (see note 15) is not included in available liquidity as it can only be drawn upon for use in broadband projects under the Universal Broadband Fund, and therefore is not available for other general purposes.

As at March 31, 2022		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		809	—	—	—	809
Bank credit facilities [2]:
Revolving	15	4,000	—	8	897	3,095
Outstanding letters of credit		104	—	104	—	—
Receivables securitization [2]	14	1,800	1,800	—	—	—

Total		6,713	1,800	112	897	3,904
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

As at December 31, 2021		Total sources	Drawn	Letters of credit	US CP program [1]	Net available
(In millions of dollars)	Note

Cash and cash equivalents		715	—	—	—	715
Bank credit facilities [2]:
Revolving	15	4,000	—	8	894	3,098
Non-revolving	14	507	507	—	—	—
Outstanding letters of credit	15	72	—	72	—	—
Receivables securitization [2]	14	1,200	800	—	—	400

Total		6,494	1,307	80	894	4,213
1    The US CP program amounts are gross of the discount on issuance.
2 The total liquidity sources under our bank credit facilities and receivables securitization represents the total credit limits per the relevant agreements. The amount drawn and letters of credit are currently outstanding under those agreements. The US CP program amount represents our currently outstanding US CP borrowings that are backstopped by our revolving credit facility.

NOTE 4: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2 of our 2021 financial statements. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. They review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense.

Rogers Communications Inc.	10	First Quarter 2022

Information by Segment

Three months ended March 31, 2022	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,140	1,036	482	(39)	3,619
Operating costs		1,055	485	548	(8)	2,080

Adjusted EBITDA		1,085	551	(66)	(31)	1,539

Depreciation and amortization						646
Restructuring, acquisition and other	7					96
Finance costs	8					258
Other income	9					(6)

Income before income taxes						545

Three months ended March 31, 2021	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue		2,074	1,020	440	(46)	3,488
Operating costs		1,061	533	499	4	2,097

Adjusted EBITDA		1,013	487	(59)	(50)	1,391

Depreciation and amortization						638
Restructuring, acquisition and other	7					45
Finance costs	8					218
Other expense	9					1

Income before income taxes						489

Rogers Communications Inc.	11	First Quarter 2022

NOTE 5: REVENUE

Disaggregation of Revenue

	Three months ended March 31
(In millions of dollars)	2022	2021

Wireless
Service revenue	1,723	1,609
Equipment revenue	417	465

Total Wireless	2,140	2,074

Cable
Service revenue	1,030	1,018
Equipment revenue	6	2

Total Cable	1,036	1,020

Total Media	482	440

Corporate items and intercompany eliminations	(39)	(46)

Total revenue	3,619	3,488

Total service revenue	3,196	3,021
Total equipment revenue	423	467

Total revenue	3,619	3,488

NOTE 6: OPERATING COSTS

	Three months ended March 31
(In millions of dollars)	2022	2021

Cost of equipment sales	431	470
Merchandise for resale	60	67
Other external purchases	1,087	1,055
Employee salaries, benefits, and stock-based compensation	502	505

Total operating costs	2,080	2,097

NOTE 7: RESTRUCTURING, ACQUISITION AND OTHER

During the three months ended March 31, 2022, we incurred $96 million (2021 - $45 million) in restructuring, acquisition and other expenses, which included $59 million (2021 - $6 million) of incremental costs supporting acquisition and integration activities related to the Transaction (see note 21), including certain costs related to a committed credit facility, which was terminated during the three months ended March 31, 2022 (see note 14). The remaining costs in 2022, and the costs in 2021, were primarily severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	12	First Quarter 2022

NOTE 8: FINANCE COSTS

		Three months ended March 31
(In millions of dollars)	Note	2022	2021

Interest on borrowings [1]		242	192
Interest on lease liabilities	16	19	18
Interest on post-employment benefits liability		—	4
Gain on foreign exchange		(50)	(3)
Change in fair value of derivative instruments		49	5
Capitalized interest		(7)	(4)
Other		5	6

Total finance costs		258	218
1Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 9: OTHER (INCOME) EXPENSE

	Three months ended March 31
(In millions of dollars)	2022	2021

Losses from associates and joint ventures	6	11
Other investment income	(12)	(10)

Total other (income) expense	(6)	1

NOTE 10: EARNINGS PER SHARE

	Three months ended March 31
(In millions of dollars, except per share amounts)	2022	2021

Numerator (basic) - Net income for the period	392	361

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	505	505
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	1

Weighted average number of shares outstanding - diluted	507	506

Earnings per share
Basic	$0.78	$0.71
Diluted	$0.77	$0.70

For the three months ended March 31, 2022 and 2021, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the three months ended March 31, 2022 was reduced by $1 million (2021 - $5 million) in the diluted earnings per share calculation.

A total of 1,042,625 options were out of the money for the three months ended March 31, 2022 (2021 - 4,095,102). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 11: FINANCIAL INSTRUMENTS

Restricted Cash and Cash Equivalents
In March 2022, we issued US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 15). At the same time, we terminated the committed credit facility we entered into in March 2021 (see note 14). The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted $13,131 million in funds, which are recognized as "restricted cash and cash equivalents" on our interim condensed

Rogers Communications Inc.	13	First Quarter 2022

consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash. The invested funds were initially recognized at fair value and are subsequently measured at amortized cost.

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, interest rate derivatives, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

With the exception of the debt derivatives related to our US dollar-denominated notes due 2025, all of our currently outstanding debt derivatives related to our senior notes, senior debentures, subordinated notes, and lease liabilities, as well as our expenditure derivatives have been designated as hedges for accounting purposes.

Debt derivatives
We use cross-currency interest rate exchange agreements, forward cross-currency interest rate exchange agreements, and forward foreign exchange agreements (collectively, debt derivatives) to manage risks from fluctuations in foreign exchange rates and interest rates associated with our US dollar-denominated senior notes, debentures, subordinated notes, lease liabilities, credit facility borrowings, and US CP borrowings (see note 14). We typically designate the debt derivatives related to our senior notes, debentures, subordinated notes, and lease liabilities as hedges for accounting purposes against the foreign exchange risk or interest rate risk associated with specific issued and forecast debt instruments. Debt derivatives related to our US dollar-denominated notes due 2025 and our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives settled	400	1.268	507	—	—	—
Net cash received on settlement			9			—

US commercial paper program
Debt derivatives entered	2,075	1.263	2,620	520	1.265	658
Debt derivatives settled	2,063	1.264	2,608	620	1.268	786
Net cash received (paid) on settlement			1			(2)

As at March 31, 2022, we had nil and US$717 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2021 - US$400 million and US$704 million), respectively.

Rogers Communications Inc.	14	First Quarter 2022

Senior and subordinated notes
Below is a summary of the debt derivatives we entered into related to senior and subordinated notes during the three months ended March 31, 2022. We did not enter into or settle any debt derivatives related to senior notes issued during the three months ended March 31, 2021.

(In millions of dollars, except interest rates)
		US$		Hedging effect
Effective date	Principal/Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)

2022 issuances
February 11, 2022	750	2082	5.250%	5.635%	951
March 11, 2022 [2]	1,000	2025	2.950%	2.991%	1,283
March 11, 2022	1,300	2027	3.200%	3.413%	1,674
March 11, 2022	2,000	2032	3.800%	4.232%	2,567
March 11, 2022	750	2042	4.500%	5.178%	966
March 11, 2022	2,000	2052	4.550%	5.305%	2,564
1    Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.
2    The derivatives associated with our US$1 billion senior notes due 2025 have not been designated as hedges for accounting purposes.

In March 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity, resulting in a repayment of $1,019 million, including $75 million on settlement of the associated debt derivatives.

As at March 31, 2022, we had US$16,100 million (December 31, 2021 - US$9,050 million) in US dollar-denominated senior notes, debentures, and subordinated notes, of which all of the associated foreign exchange risk had been economically hedged using debt derivatives.

During the three months ended March 31, 2022, in connection with the issuance of the US$2 billion senior notes due 2052, we terminated US$2 billion notional amount of forward starting cross-currency swaps and received $43 million upon settlement. As at March 31, 2022, we had nil notional amount of forward starting cross-currency swaps outstanding (December 31, 2021 - US$2 billion).

Lease liabilities
Below is a summary of the debt derivatives we entered into and settled related to our outstanding lease liabilities for the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Debt derivatives entered	33	1.273	42	26	1.269	33
Debt derivatives settled	27	1.333	36	16	1.250	20

As at March 31, 2022, we had US$199 million notional amount of debt derivatives outstanding relating to our outstanding lease liabilities (December 31, 2021 - US$193 million) with terms to maturity ranging from April 2022 to March 2025 (December 31, 2021 - January 2022 to December 2024), at an average rate of $1.292/US$ (December 31, 2021 - $1.301/US$).

Interest rate derivatives
From time to time, we use bond forward derivatives or interest rate swap derivatives (collectively, interest rate derivatives) to hedge interest rate risk on current and future debt instruments. Our interest rate derivatives are designated as hedges for accounting purposes.

Concurrent with our issuance of US$750 million subordinated notes in February 2022, we terminated $950 million of interest rate swap derivatives and received $33 million upon settlement.

Concurrent with our issuance of US$7.05 billion ($9.05 billion) and $4.25 billion senior notes in March 2022, we terminated:
•US$2 billion of interest rate swap derivatives and paid US$129 million ($165 million) upon settlement; and

Rogers Communications Inc.	15	First Quarter 2022

•$500 million of bond forwards and $2.3 billion of interest rate swap derivatives and received $80 million upon settlement.

As at March 31, 2022, we had no interest rate derivatives outstanding.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecast operational and capital expenditures.

Below is a summary of the expenditure derivatives we entered into and settled during the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	378	1.249	472	120	1.250	150
Expenditure derivatives settled	225	1.293	291	225	1.360	306

As at March 31, 2022, we had US$1,221 million notional amount of expenditure derivatives outstanding (December 31, 2021 - US$1,068 million) with terms to maturity ranging from April 2022 to December 2023 (December 31, 2021 - January 2022 to December 2023), at an average rate of $1.273/US$ (December 31, 2021 - $1.287/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at March 31, 2022, we had equity derivatives outstanding for 5.0 million (December 31, 2021 - 5.0 million) Class B Non-Voting Shares with a weighted average price of $53.10 (December 31, 2021 - $53.10).

During the three months ended March 31, 2021, we entered into 0.4 million equity derivatives with a weighted average price of $60.98. We reset the weighted average price to $59.64 on 0.5 million equity derivatives and received net proceeds of $3 million. At the same time, we reset the expiry dates on certain of our equity derivatives to April 2023 (from April 2021).

During the three months ended March 31, 2022, we executed extension agreements for the remainder of our equity derivative contracts under substantially the same commitment terms and conditions with revised expiry dates to April 2023 (from April 2022).

Cash settlements on debt derivatives and forward contracts
Below is a summary of the net proceeds (payments) on settlement of debt derivatives and forward contracts.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	US$ settlements	Exchange rate	Cdn$ settlements	US$ settlements	Exchange rate	Cdn$ settlements

Credit facilities			9			—
US commercial paper program			1			(2)
Senior and subordinated notes			(75)			—
Forward starting cross-currency swaps			43			—
Interest rate derivatives (Cdn$)			113			—
Interest rate derivatives (US$)	(129)	1.279	(165)	—	—	—

Net payments on settlement of debt derivatives and forward contracts			(74)			(2)

Rogers Communications Inc.	16	First Quarter 2022

Fair Values of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments. The carrying value of restricted cash and cash equivalents approximates its fair value because of the short-term nature of how the funds have been invested. The carrying value of our lease liabilities approximates their fair value because the discount rate used to calculate them approximates our current borrowing rate. The carrying values of our financing receivables also approximate their fair values based on our recognition of an expected credit loss allowance.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of our interest rate derivatives is determined by discounting to the measurement date the cash flows that result from multiplying the interest rate derivative's notional amount by the difference between the period-end market forward rate and the forward rate in each derivative.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:
•financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and
•Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at March 31, 2022 or December 31, 2021 and there were no transfers between Level 1, Level 2, or Level 3 during the three months ended March 31, 2022 or 2021.

Rogers Communications Inc.	17	First Quarter 2022

Below is a summary of our financial instruments carried at fair value as at March 31, 2022 and December 31, 2021.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31	As at Mar. 31	As at Dec. 31
(In millions of dollars)	2022	2021	2022	2021	2022	2021
Financial assets
Investments, measured at FVTOCI:
Investments in publicly traded companies	1,581	1,581	1,581	1,581	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	1,422	1,453	—	—	1,422	1,453
Debt derivatives not accounted for as hedges	—	11	—	—	—	11
Interest rate derivatives accounted for as cash flow hedges	—	40	—	—	—	40
Expenditure derivatives accounted for as cash flow hedges	5	11	—	—	5	11
Equity derivatives not accounted for as hedges	88	36	—	—	88	36

Total financial assets	3,096	3,132	1,581	1,581	1,515	1,551

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	394	343	—	—	394	343
Debt derivatives not accounted for as hedges	40	—	—	—	40	—
Interest rate derivatives accounted for as cash flow hedges	—	283	—	—	—	283
Expenditure derivatives accounted for as cash flow hedges	30	30	—	—	30	30

Total financial liabilities	464	656	—	—	464	656

Below is a summary of the fair value of our long-term debt as at March 31, 2022 and December 31, 2021.

	As at March 31, 2022		As at December 31, 2021
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	31,420	32,116	18,688	20,790
1 Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

Rogers Communications Inc.	18	First Quarter 2022

NOTE 12: FINANCING RECEIVABLES

Financing receivables represent amounts owed to us under device or accessory financing agreements that have not yet been billed. Our financing receivable balances are included in "accounts receivable" (when they are to be billed and collected within twelve months) and "financing receivables" on our interim condensed consolidated statements of financial position. Below is a breakdown of our financing receivable balances.

	As at March 31	As at December 31
(In millions of dollars)	2022	2021

Current financing receivables	1,765	1,792
Long-term financing receivables	771	854

Total financing receivables	2,536	2,646

NOTE 13: INVESTMENTS

	As at March 31	As at December 31
(In millions of dollars)	2022	2021

Investments in:
Publicly traded companies	1,581	1,581
Private companies	79	53
Investments, measured at FVTOCI	1,660	1,634
Investments, associates and joint ventures	850	859

Total investments	2,510	2,493

NOTE 14: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at March 31, 2022 and December 31, 2021.

	As at March 31	As at December 31
(In millions of dollars)	2022	2021

Receivables securitization program	1,800	800
US commercial paper program (net of the discount on issuance)	895	893
Non-revolving credit facility borrowings	—	507

Total short-term borrowings	2,695	2,200

Rogers Communications Inc.	19	First Quarter 2022

Below is a summary of the activity relating to our short-term borrowings for the three months ended March 31, 2022 and 2021.

		Three months ended March 31, 2022			Three months ended March 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from receivables securitization			1,000			150
Net proceeds received from receivables securitization			1,000			150

Proceeds received from US commercial paper	2,074	1.263	2,620	520	1.265	658
Repayment of US commercial paper	(2,064)	1.265	(2,610)	(620)	1.268	(786)
Net proceeds received from (repayment of) US commercial paper			10			(128)

Proceeds received from non-revolving credit facilities (Cdn$)			495			—
Total proceeds received from non-revolving credit facilities			495			—

Repayment of non-revolving credit facilities (Cdn$)			(495)			—
Repayment of non-revolving credit facilities (US$)	(400)	1.268	(507)	—	—	—
Total repayment of non-revolving credit facilities			(1,002)			—

Net repayment of non-revolving credit facilities			(507)			—

Net proceeds received from short-term borrowings			503			22

Receivables Securitization Program
Below is a summary of our receivables securitization program as at March 31, 2022 and December 31, 2021.

	As at March 31	As at December 31
(In millions of dollars)	2022	2021

Receivables sold to buyer as security	2,882	2,679
Short-term borrowings from buyer	(1,800)	(800)

Overcollateralization	1,082	1,879

Below is a summary of the activity related to our receivables securitization program for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
(In millions of dollars)	2022	2021

Receivables securitization program, beginning of period	800	650
Net proceeds received from receivables securitization	1,000	150

Receivables securitization program, end of period	1,800	800

In March 2022, we amended the terms of our receivables securitization program and increased the maximum potential proceeds under the program from $1.2 billion to $1.8 billion. We will continue to service the receivables and they will continue to be recorded as accounts receivable or financing receivables, as applicable, on our interim condensed consolidated statement of financial position.

The terms of our receivables securitization program are committed until its expiry on December 22, 2023. The buyer's interest in these receivables ranks ahead of our interest. The buyer of our receivables has no further claim on any of our other assets.

Rogers Communications Inc.	20	First Quarter 2022

US Commercial Paper Program
Below is a summary of the activity relating to our US CP program for the three months ended March 31, 2022 and 2021.

		Three months ended March 31, 2022			Three months ended March 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	704	1.268	893	449	1.272	571
Net proceeds received from (repayment of) US commercial paper	10	n/m	10	(100)	1.280	(128)
Discounts on issuance [1]	1	n/m	1	—	—	—
Gain on foreign exchange [1]			(9)			(5)

US commercial paper program, end of period	715	1.252	895	349	1.255	438
n/m - not meaningful
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 11). We have not designated these debt derivatives as hedges for accounting purposes.

Non-Revolving Credit Facility
Below is a summary of the activity relating to our non-revolving credit facilities for the three months ended March 31, 2022 and 2021. In February 2022, we repaid the outstanding US$400 million and terminated the facility.

		Three months ended March 31, 2022			Three months ended March 31, 2021
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Non-revolving credit facility, beginning of period	400	1.268	507	—	—	—
Net repayment of non-revolving credit facilities	(400)	1.268	(507)	—	—	—

Non-revolving credit facility, end of period	—	—	—	—	—	—

Committed Credit Facility
In March 2021, in connection with the Transaction (see note 21), we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. As a result of entering into a $6 billion Shaw term loan facility during the three months ended June 30, 2021, the maximum amount we could have drawn on this committed facility decreased to $13 billion. Subsequently, as a result of issuing US$7.05 billion ($9.05 billion) and $4.25 billion senior notes (see note 15) during the three months ended March 31, 2022, the maximum amount we could have drawn decreased to nil and the facility was terminated.

Rogers Communications Inc.	21	First Quarter 2022

NOTE 15: LONG-TERM DEBT

			Principal amount	Interest rate	As at March 31	As at December 31
(In millions of dollars, except interest rates)	Due date				2022	2021

Senior notes	2022	US	750	Floating	—	951
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	625	634
Senior notes	2023	US	850	4.100%	1,062	1,078
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	1,000	2.950%	1,250	—
Senior notes	2025		1,250	3.100%	1,250	—
Senior notes	2025	US	700	3.625%	876	886
Senior notes	2026	US	500	2.900%	625	634
Senior notes	2027		1,500	3.650%	1,500	1,500
Senior notes	2027	US	1,300	3.200%	1,624	—
Senior notes	2029		1,000	3.750%	1,000	—
Senior notes	2029		1,000	3.250%	1,000	1,000
Senior notes	2032	US	2,000	3.800%	2,499	—
Senior notes	2032		1,000	4.250%	1,000	—
Senior debentures [1]	2032	US	200	8.750%	250	254
Senior notes	2038	US	350	7.500%	437	444
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2042	US	750	4.500%	937	—
Senior notes	2043	US	500	4.500%	625	634
Senior notes	2043	US	650	5.450%	812	823
Senior notes	2044	US	1,050	5.000%	1,312	1,331
Senior notes	2048	US	750	4.300%	937	951
Senior notes	2049	US	1,250	4.350%	1,562	1,585
Senior notes	2049	US	1,000	3.700%	1,250	1,268
Senior notes	2052	US	2,000	4.550%	2,499	—
Senior notes	2052		1,000	5.250%	1,000	—
Subordinated notes [2]	2081		2,000	5.000%	2,000	2,000
Subordinated notes [2]	2082	US	750	5.250%	937	—
					31,769	18,873
Deferred transaction costs and discounts					(349)	(185)
Less current portion					(1,225)	(1,551)

Total long-term debt					30,195	17,137
1    Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at March 31, 2022 and December 31, 2021.
2    The subordinated notes can be redeemed at par on the respective five-year anniversary or on any subsequent interest payment date.

Rogers Communications Inc.	22	First Quarter 2022

The tables below summarize the activity relating to our long-term debt for the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022			Three months ended March 31, 2021
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Senior notes issuances (Cdn$)			4,250			—
Senior note issuances (US$)	7,050	1.284	9,054	—	—	—
Total issuances of senior notes			13,304			—

Senior note repayments (Cdn$)			—			(1,450)
Senior notes repayments (US$)	(750)	1.259	(944)	—	—	—
Total senior notes repayments			(944)			(1,450)

Net issuance (repayment) of senior notes			12,360			(1,450)

Subordinated note issuances (US$)	750	1.268	951	—	—	—

Net issuance (repayment) of long-term debt			13,311			(1,450)

	Three months ended March 31
(In millions of dollars)	2022	2021

Long-term debt net of transaction costs, beginning of period	18,688	18,201
Net issuance (repayment) of long-term debt	13,311	(1,450)
Gain on foreign exchange	(415)	(142)
Deferred transaction costs incurred	(169)	—
Amortization of deferred transaction costs	5	4

Long-term debt net of transaction costs, end of period	31,420	16,613
Senior and Subordinated Notes
Issuance of senior and subordinated notes and related debt derivatives
Below is a summary of the senior and subordinated notes we issued during the three months ended March 31, 2022. We did not issue any senior notes or related debt derivatives during the three months ended March 31, 2021.

(In millions of dollars, except interest rates and discounts)
Date issued		Principal amount	Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)

2022 issuances
February 11, 2022 (subordinated) [3]	US	750	2082	5.250%	At par	951	13
March 11, 2022 (senior) [4]	US	1,000	2025	2.950%	99.934%	1,283	9
March 11, 2022 (senior)		1,250	2025	3.100%	99.924%	1,250	7
March 11, 2022 (senior)	US	1,300	2027	3.200%	99.991%	1,674	13
March 11, 2022 (senior)		1,000	2029	3.750%	99.891%	1,000	7
March 11, 2022 (senior)	US	2,000	2032	3.800%	99.777%	2,567	27
March 11, 2022 (senior)		1,000	2032	4.250%	99.987%	1,000	6
March 11, 2022 (senior)	US	750	2042	4.500%	98.997%	966	20
March 11, 2022 (senior)	US	2,000	2052	4.550%	98.917%	2,564	55
March 11, 2022 (senior)		1,000	2052	5.250%	99.483%	1,000	12
1    Gross proceeds before transaction costs, discounts, and premiums.
2    Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.
3    Deferred transaction costs and discounts (if any) in the carrying value of the subordinated notes are recognized in net income using the effective interest method over a five-year period. The subordinated notes can be redeemed at par on March 15, 2027 or on any subsequent interest payment date.
4    The US$1 billion senior notes due 2025 can be redeemed at par on or after March 15, 2023.

Rogers Communications Inc.	23	First Quarter 2022

In February 2022, we issued US$750 million subordinated notes due 2082 with an initial coupon of 5.25% for the first five years. Upon the occurrence of certain events involving a bankruptcy or insolvency of RCI, the outstanding principal and interest of such subordinated notes would automatically convert into preferred shares. Concurrently, we terminated $950 million of interest rate derivatives entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the issuance, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$740 million ($938 million) from the issuance.

In March 2022, we issued $13.3 billion of senior notes, consisting of US$7.05 billion ($9.05 billion) and $4.25 billion, in order to partially finance the cash consideration for the Transaction. Each of these notes (except the $1.25 billion senior notes due 2025) contains a "special mandatory redemption" clause, which requires them to be redeemed at 101% of face value if the Transaction cannot be consummated by December 31, 2022. At the same time, we terminated the committed credit facility we had arranged in March 2021. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and as such, we have recognized the net proceeds as "restricted cash and cash equivalents" on our interim condensed consolidated statement of financial position.

Concurrent with the March 2022 senior note issuances, we terminated certain derivatives (see note 11) we had entered into in 2021 to hedge the interest rate risk associated with future debt issuances. Concurrent with the US dollar-denominated issuances, we also entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of US$6.95 billion ($8.93 billion) from the US dollar-denominated issuances.

Repayment of senior notes and related derivative settlements
During the three months ended March 31, 2022, we repaid the entire outstanding principal amount of our US$750 million floating rate senior notes and the associated debt derivatives at maturity. As a result, we repaid $1,019 million, including $75 million on settlement of the associated debt derivatives.

During the three months ended March 31, 2021, we repaid the entire outstanding principal amount of our $1.45 billion 5.34% senior notes at maturity. There were no derivatives associated with these senior notes.

Canada Infrastructure Bank credit agreement
During the three months ended March 31, 2022, we entered into a $665 million senior unsecured non-revolving credit facility with a fixed 1% interest rate with the Canada Infrastructure Bank. The credit facility can only be drawn upon to finance broadband service expansion projects to underserved communities under the Universal Broadband Fund. As at March 31, 2022, we had not drawn on the credit agreement.

NOTE 16: LEASES

Below is a summary of the activity related to our lease liabilities for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
(In millions of dollars)	2022	2021

Lease liabilities, beginning of period	1,957	1,835
Net additions	107	112
Interest on lease liabilities	19	18
Interest payments on lease liabilities	(18)	(17)
Principal payments of lease liabilities	(77)	(62)

Lease liabilities, end of period	1,988	1,886

Rogers Communications Inc.	24	First Quarter 2022

NOTE 17: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2022 and 2021.

Date declared	Date paid	Dividend per share (dollars)

January 26, 2022	April 1, 2022	0.50
		0.50

January 27, 2021	April 1, 2021	0.50
April 20, 2021	July 2, 2021	0.50
July 20, 2021	October 1, 2021	0.50
October 20, 2021	January 4, 2022	0.50
		2.00

On April 19, 2022, the Board declared a dividend of $0.50 per Class A Share and Class B Non-Voting Share to be paid on July 4, 2022 to shareholders of record on June 10, 2022.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

NOTE 18: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in net income, for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
(In millions of dollars)	2022	2021

Stock options	35	(5)
Restricted share units	25	13
Deferred share units	15	(1)
Equity derivative effect, net of interest receipt	(61)	9

Total stock-based compensation expense	14	16

As at March 31, 2022, we had a total liability recognized at its fair value of $221 million (December 31, 2021 - $199 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three months ended March 31, 2022, we paid $53 million (2021 - $46 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Rogers Communications Inc.	25	First Quarter 2022

Stock Options
Summary of stock options
Below is a summary of the activity related to stock option plans, including performance options, for the three months ended March 31, 2022 and 2021.

	Three months ended March 31, 2022		Three months ended March 31, 2021
(in number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	6,494,001	$61.62	4,726,634	$62.10
Granted	4,234,288	$65.73	947,520	$62.24
Exercised	(180,027)	$52.42	(10,988)	$58.45
Forfeited	(71,835)	$61.20	(38,922)	$71.63

Outstanding, end of period	10,476,427	$63.44	5,624,244	$62.07

Exercisable, end of period	3,139,486	$61.70	2,216,385	$59.62

Included in the above table are grants of 2,469,014 performance options to certain key executives during the three months ended March 31, 2022 (2021 - nil). These performance options have certain non-market vesting conditions related to the Transaction.

Unrecognized stock-based compensation expense related to stock option plans was $54 million as at March 31, 2022 (December 31, 2021 - $11 million) and will be recognized in net income within periods of up to the next four years as the options vest.

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
(in number of units)	2022	2021

Outstanding, beginning of period	2,691,288	2,573,894
Granted and reinvested dividends	908,242	1,002,907
Exercised	(585,261)	(843,054)
Forfeited	(109,558)	(70,732)

Outstanding, end of period	2,904,711	2,663,015

Included in the above table are grants of 206,719 performance RSUs to certain key executives during the three months ended March 31, 2022 (2021 - 259,247).

Unrecognized stock-based compensation expense related to these RSUs was $111 million as at March 31, 2022 (December 31, 2021 - $64 million) and will be recognized in net income within periods of up to the next three years as the RSUs vest.

Rogers Communications Inc.	26	First Quarter 2022

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three months ended March 31, 2022 and 2021.

	Three months ended March 31
(in number of units)	2022	2021

Outstanding, beginning of period	1,421,342	1,619,941
Granted and reinvested dividends	12,318	16,513
Exercised	(166,710)	(58,500)
Forfeited	(516)	(99)

Outstanding, end of period	1,266,434	1,577,855

We did not grant any performance DSUs during the three months ended March 31, 2022 (2021 - 1,894).

There was no unrecognized stock-based compensation expenses related to these DSUs as at March 31, 2022 or December 31, 2021. All DSUs granted are fully vested.

NOTE 19: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three months ended March 31, 2022 and 2021 were less than $1 million, respectively.

Transactions with Related Parties
We have entered into business transactions with Dream Unlimited Corp. (Dream), which is controlled by Michael J. Cooper, a Director of RCI. Dream is a real estate company that rents spaces in office and residential buildings. Total amounts paid to Dream were nominal for the three months ended March 31, 2022.

We recognized these transactions at the amounts agreed to by the related parties, which were also reviewed by the Audit and Risk Committee. The amounts owing for these services were unsecured, interest-free, and due for payment in cash within one month of the date of the transaction.

NOTE 20: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Net Operating Assets and Liabilities

	Three months ended March 31
(In millions of dollars)	2022	2021

Accounts receivable, excluding financing receivables	185	190
Financing receivables	110	(207)
Contract assets	3	171
Inventories	(5)	14
Other current assets	(118)	(186)
Accounts payable and accrued liabilities	(530)	(176)
Contract and other liabilities	34	7

Total change in net operating assets and liabilities	(321)	(187)

NOTE 21: SHAW TRANSACTION

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their

Rogers Communications Inc.	27	First Quarter 2022

shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals and expiry of certain waiting periods under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals and satisfaction of other conditions prior to closing, the Transaction is expected to close in the second quarter of 2022. Rogers has extended the outside date for closing the Transaction from March 15, 2022 to June 13, 2022 in accordance with the terms of the arrangement agreement.

In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the three months ended June 30, 2021, we entered into the $6 billion Shaw term loan facility, which served to reduce the amount available under the committed credit facility to $13 billion. During the three months ended March 31, 2022, we issued US$7.05 billion ($9.05 billion) and $4.25 billion senior notes, which served to reduce the amount available under the committed credit facility to nil and the facility was terminated. See note 14 for more information on the committed facility and note 15 for more information on the senior notes. We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, RCCI will guarantee Shaw's payment obligations under those senior notes.

On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Competition Bureau and Innovation, Science and Economic Development Canada.

Rogers Communications Inc.	28	First Quarter 2022